Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

October 29, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoinShares Valkyrie Bitcoin Fund
File No. 333-252344

Dear Mss. Gessert and Bednarowski:

This letter responds to your comments regarding Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 for the CoinShares Valkyrie Bitcoin Fund (the “Trust”) filed with the Staff of the Securities and Exchange Commission (the “Staff”) on October 4, 2024 (the “Post-Effective Amendment”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Risk Factors Related to the Bitcoin Network and Bitcoins. Anonymity and Illicit Financing Risk

Please expand your disclosure on page 20 of the Post-Effective Amendment to describe the AML, KYC and any other procedures conducted by the Sponsor and the Custodians to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity. To the extent that the Sponsor or Custodians may not know the counter-party, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.

Response to Comment 1

In accordance with the Staff’s comment, the following disclosure will be added following the third paragraph under the risk entitled “Anonymity and illicit financing risk”:

October 29, 2024

Each Custodian has adopted and implemented an anti-money laundering and sanctions compliance program, which provides additional protections to ensure that the Sponsor and the Trust do not transact with a sanctioned party. Notably, each Custodian performs screening using blockchain analytics to identify, detect, and mitigate the risk of transacting with a sanctioned or other unlawful actor. Pursuant to these blockchain analytics screening programs, any bitcoin that is delivered to the Trust’s custody account will undergo screening to assess whether the origins of that bitcoin are illicit.

The Trust notes that the “Anonymity and illicit financing risk” already discusses the risks of transacting with a sanctioned entity. The Trust specifically refers the Staff to the last sentence of the first paragraph, which states: “If the Trust or the Sponsor were to transact with a sanctioned entity, the Trust or the Sponsor would be at risk of potential criminal or civil lawsuits or liability.” The Trust also refers the Staff to the last two sentences of the last paragraph, which state: “If the Authorized Participants or Bitcoin Trading Counterparties have inadequate policies, procedures and controls for complying with applicable AML and applicable sanctions laws or the Trust’s procedures or diligence proves to be ineffective, violations of such laws could result, which could result in regulatory liability for the Trust or the Sponsor, or their affiliates, under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Prime Broker and its affiliates, including the Coinbase Custodian, under the Prime Broker Agreement and Coinbase Custody Agreement. Any of the foregoing could result in losses to the Shareholders or negatively affect the Trust’s ability to operate.”

However, in accordance with the Staff’s comment, the last sentence of the first paragraph will be deleted in its entirety and replaced with the following:

If the Trust or the Sponsor were to transact with a sanctioned entity, the Trust or the Sponsor would be at risk of potential criminal or civil lawsuits or liability. Transacting with a sanctioned entity could also have a material adverse effect on the Trust or the Sponsor’s financial condition and operational results.

Further, the last two sentences of the last paragraph of the risk will be deleted in their entirety and replaced with the following for additional clarity:

If the Authorized Participants or Bitcoin Trading Counterparties have inadequate policies, procedures and controls for complying with applicable AML and applicable sanctions laws or the Trust’s procedures or diligence proves to be ineffective, violations of such laws could result, which could result in regulatory liability for the Trust or the Sponsor, or their affiliates, under such laws, including governmental fines, penalties, and other punishments, as well as potential liability to or cessation of services by the Prime Broker and its affiliates, including the Coinbase Custodian, under the Prime Broker Agreement and Coinbase Custody Agreement, the Custodians or the Trust’s other service providers and counterparties. Any of the foregoing could result in losses to the Shareholders or negatively affect the Trust’s ability to operate, and could further negatively affect the price of bitcoin and the value of the Shares.

October 29, 2024

Comment 2 – The Prime Broker and the Trade Credit Lender. Prime Broker

The Staff notes your disclosure on page 74 of the Post-Effective Amendment that the Prime Broker may be a Bitcoin Trading Counterparty in connection with creations and redemptions of Baskets. Please expand this disclosure to discuss potential conflicts of interest associated with the Prime Broker acting in these dual capacities and include related risk factor disclosure.

Response to Comment 2

In accordance with the Staff’s comment, the fourth and fifth sentences under the third paragraph of the section entitled “The Prime Broker and the Trade Credit Lender – Prime Broker” is hereby deleted in its entirety and replaced with the following:

The Prime Broker may have actual or potential conflicts of interest in connection with providing Prime Broker Services, including when acting as a Bitcoin Trading Counterparty in connection with creations and redemptions of Baskets. This dual role may create a situation where the interests of the Prime Broker do not align with the interests of Shareholders. The Prime Broker Agreement further provides that the Prime Broker is subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Broker’s exchange platform where the orders may be executed against other customers of the Prime Broker or with the Prime Broker acting as principal, (ii) the beneficial identity of the purchaser or seller with respect to the Trust’s order is unknown and therefore may inadvertently be another client of the Prime Broker, (iii) the Prime Broker does not engage in front-running, but is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge and (iv) the Prime Broker may act in a principal capacity with respect to certain of the Trust’s orders. As a result of these and other conflicts, when acting as principal, the Prime Broker may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests. However, the Prime Broker Agreement also requires the Prime Broker to have in place certain policies and procedures designed to mitigate such conflicts. The Prime Broker will maintain appropriate and effective arrangements to eliminate or manage conflicts of interest, including segregation of duties, information barriers and training.

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October 29, 2024

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren